788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 18-364
April 11, 2018

Platinum Group Metals Ltd. Reports Second Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports the Company’s financial results for the six months ended February 28, 2018 and provides an update on recent events and the Company’s outlook. For details of the condensed consolidated interim financial statements for the six months ended February 28, 2018 (the “Financial Statements”) and Management’s Discussion and Analysis for the six months ended February 28, 2018 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

As previously announced, the Company has refocused its business on the large scale, bulk mineable Waterberg Project in South Africa (the “Waterberg Project”). The Waterberg Project was recently acknowledged with an investment of $30.0 million by Impala Platinum Holdings Ltd. (“Implats”) to buy a 15% stake in the project. For more information see news releases dated October 16, 2017 and November 6, 2017. PTM remains project operator for a Definitive Feasibility Study (“DFS”) supervised by a technical committee comprised of members from each joint venture partner. A DFS drilling program with approximately 17 rigs and DFS engineering work both commenced in November 2017. The DFS drill program is near completion and results are currently being compiled.

During 2017 the Company made the decision to sell its rights and interests in the Maseve Mine to Royal Bafokeng Platinum Ltd. (“RBPlat”) in a transaction valued at approximately $74 million in November 2017 (the “Maseve Sale Transaction”). As of April 5, 2018 the Rand equivalent of $58 million for step one of the two-step Maseve Sale Transaction had been received by the Company.

All amounts herein are reported in United States dollars (“USD”) unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On April 10, 2018, the Company paid $46.98 million in settlement of all indebtedness under a first secured loan facility provided by a group of lenders led by Sprott Resource Lending Partnership. On the same date the Company paid $6.32 million to Liberty Metals & Mining Holdings, LLC (“LMM”) in partial settlement of fees and a production payment termination fee under a second secured loan facility. A payment of Rand 3.26 million (approximately $270,000) has been received from RBPlat for part of the exchange rate variance through the closing process of the Maseve Sale Transaction and is in process to be paid to LMM.

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On March 8, 2018, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Hanwa Co., Ltd. (“Hanwa”) signed a memorandum of understanding to transfer part of JOGMEC’s interest in the Waterberg Project to Hanwa. The agreement is the result of a public tender on February 23, 2018 won by Hanwa. JOGMEC has started negotiation on the terms of the transfer with Hanwa. With a successful negotiation, Hanwa will secure the right to a supply of refined platinum group metals for exhaust emission catalytic converters, fuel cells for cars, and nickel and other metals for rechargeable batteries. Hanwa is a leading global trading company headquartered in Tokyo Japan with over 3,000 employees and operations spanning steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and other business sectors.

On November 23, 2017, the Company and RBPlat executed definitive agreements for the Maseve Sale Transaction, valued at the time at approximately $74 million. On April 6, 2018, the Company announced completion of the sale to RBPlat of the Maseve concentrator plant and certain surface rights (“Step One”). An escrowed deposit of Rand 41.37 million (approximately $3.5 million) had been released to the Company earlier on March 14, 2018. The final Step One cash payment of Rand 646.74 million (valued in preparation for conveyance at approximately $54.5 million on April 4, 2018) was received by the Company in South Africa on April 5, 2018 coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat. Upon receipt of the Rand 646.74 million in Canada on April 9, 2018 the Rand amount was translated from Rand into approximately $53.3 million at a rate of 12.1341. The Step One consideration payable in USD was recalculated at the quoted USD to Rand exchange rate of 11.92 on the conveyance date of April 5, 2018 pursuant to definitive legal agreements, resulting in a further Rand 3.26 million payment from RBPlat, which has been received and is in process of payment to LMM. A further Rand 12.5 million (approximately $1.04 million) deposited into escrow by RBPlat is also due to be released to the Company as RBPlat’s agreed share of a settled contractor claim.

RBPlat is next (“Step Two”) to acquire 100% of the shares in Maseve Investments 11 (Pty) Limited (“Maseve”), and all shareholder loans owed by Maseve, for an aggregate consideration valued in November, 2017 at approximately US$16 million, of which approximately $855,000 is payable to a minority shareholder of Maseve. The parties continue to work together in fulfilment of the remaining conditions precedent to the completion of Step Two, which includes the Department of Mineral Resources approval to the transaction under section 11 of the Mineral and Petroleum Resources Development Act, which is expected in the weeks ahead.

On November 6, 2017, the Company, JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. closed a transaction to sell 15% of the Waterberg Project to Implats for $30 million, from which the Company received $17.2 million for its sale of an 8.6% project interest (the “Implats Proceeds”). Implats may elect to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn into the remaining interest by committing to an expenditure of $130 million for development work on the Waterberg Project. Implats will also have a right of first refusal to smelt and refine Waterberg Project concentrate (altogether, the “Implats Transaction”).

NYSE American Notice of Noncompliance

On April 10, 2018, the Company received a letter from the NYSE American LLC (“NYSE American”) stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) because the Company has reported stockholders’ (deficit) equity of $(4.6) million as of November 30, 2017 and net losses in its five most recent fiscal years ended August 31, 2017, and the Company does not currently satisfy alternative listing criteria due to a recent decline in its market capitalization below $50,000,000. In order to maintain its listing, the Company must submit a plan of compliance by May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by October 10, 2019. If the Company’s plan is accepted, the Company may be able to continue its listing, but will be subject to periodic reviews by the NYSE American. If the plan is not accepted, or if it is accepted, but the Company is not in compliance with the continued listing standards by October 10, 2019, or if the Company does not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, the Company’s common shares will continue to be listed on the NYSE American while it attempts to regain compliance with the continued listing standards. The Company intends to submit a plan based on its currently disclosed plans and objectives to the NYSE American by the May 10, 2018 deadline advising them of the actions the Company has taken or will take to increase its market capitalization and regain compliance.

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Results For The Six Months Ended February 28, 2018

During the six months ended February 28, 2018, the Company incurred a net loss of $26.8 million (February 28, 2017 – net loss of $58.7 million). During the current six-month period, care and maintenance costs and interest costs were charged to earnings, whereas in the previous comparable period they had been capitalized. Also, in the previous comparable period an impairment of $55.2 million had been recognized. Other items include a foreign exchange loss of $3.2 million (February 28, 2017 - $0.5 million loss) due to the US Dollar increasing in value relative to the parent company’s functional currency of the Canadian Dollar. Also, a gain on fair value of financial instruments of $1.9 million was recognized in the current period due to a decrease in the value of the embedded derivatives in the Company’s convertible notes, which did not exist in the previous comparable period.

Accounts receivable at February 28, 2018 totalled $2.9 million, comprised of value added taxes repayable to the Company in South Africa, amounts due to/from partners and proceeds on sale of concentrate. Accounts payable and accrued liabilities amounted to $10.8 million, including $4.3 million in trade payables, $3.5 million in mining contractor settlements (which were paid post quarter end from funds held in escrow) and $3.0 million in lease obligations on equipment the Company intends to sell.

During the six-month period approximately $3.9 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $24.9 million in net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $53 million. For more information on mineral properties, see Notes 3 to 5 of the Financial Statements.

Outlook

The Company’s key business objectives are to advance the Waterberg Project and repay secured lender LMM. The Company plans to increase its profile by focusing on the competitive nature of the large-scale Waterberg palladium reserves at a time when palladium is attracting market attention and palladium supply is estimated to be in deficit.

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In the near term, the Company’s liquidity will be constrained until Step Two of the Maseve Sale Transaction is complete and financing has been obtained to repay and discharge remaining amounts due to LMM and for working capital purposes. Remaining amounts due to LMM total approximately $60.9 million, provided the remainder of the production payment termination fee is paid before May 11, 2018. As described above, the Company anticipates receiving additional proceeds from Step Two of the Maseve Sale Transaction, valued in November 2017 at approximately $15.5 million, subject to variations in the market price of RBPlat’s shares and the effect of foreign exchange variances, which proceeds are also to be applied to remaining amounts due to LMM. As part of re-structuring arrangements agreed with LMM, the Company must raise $20.0 million in subordinated debt and/or equity within 30 days of the first lien loan facility being repaid, which occurred on April 10, 2018, and raise a further $20.0 million in subordinated debt and/or equity before July 31, 2018.

Waterberg JV Co. plans to advance the Waterberg Project to completion of a DFS by early 2019 and a construction decision. A DFS drill program to increase the confidence in certain areas of the known mineral resource to the measured category is near completion as of the date of this news release. Technical teams from all Waterberg Project partners, including Implats, and appointed independent engineers are involved in the technical planning and oversight of the DFS. Waterberg JV Co. plans to file a mining right application during 2018.

The Waterberg Project has the potential to be a low-cost platinum and palladium producer based on a fully mechanized mine plan. The deposit is dominated by palladium. The price of palladium has nearly doubled since 2015 due to its primary use in catalytic converters for automobiles and limited market supply.

The Company continues to actively assess corporate and strategic alternatives with advisors BMO Nesbitt Burns Inc. and Macquarie Capital Markets Canada Ltd.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum Holdings Limited, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of Platinum Group Metals Ltd.

Frank R. Hallam
CFO, Corporate Secretary and Director

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For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the expected receipt of additional payments from RBPlat; the timing and completion of Step Two of the Maseve Sale Transaction; receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of Step Two to the Maseve Sale Transaction as described herein; the Company’s realization and intended use of proceeds derived from the Maseve Sale Transaction; JOGMEC’s potential transfer of a portion of its interest in the Waterberg Project to Hanwa; the potential for Implats to exercise its rights and fund additional development work on the Waterberg Project; future sales of debt or equity; repayment of, and compliance with the terms of, indebtedness; the timing and completion of a DFS and a construction decision for the Waterberg Project; the completion of a DFS drill program to increase the confidence in certain areas of the Waterberg Project known mineral resource to the measured category; the filing of a mining right application for the Waterberg Project; the Waterberg Project’s potential to be a large scale, bulk mineable, fully mechanized, low-cost dominantly palladium mine; the potential for the Company to complete other corporate and strategic transactions; the Company’s submission of a plan to the NYSE American to regain compliance with the continued listing criteria and the NYSE American’s acceptance thereof; the Company regaining compliance with NYSE American continued listing standards; and the potential of the NYSE American initiating delisting procedures. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including delays in, or the inability to complete, Step Two of the Maseve Sale Transaction component of the planned sale of the Maseve Mine or to realize on the proceeds thereof; additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain all required government approvals, satisfy other closing conditions and consummate Step Two of the Maseve Sale Transaction; potential delays in the foregoing; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource” and “measured mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.